BB

04004316

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49541

SEC MAIL PROCESSING RECEIVED MAR 1 2004 WASHINGTON SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **P. Schoenfeld Asset Management LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas, 34th Floor
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Argenziano **212 – 649 - 9511**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter M. Schoenfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of P. Schoenfeld Asset Management LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Member Controller

Title

Notary Public

FRANK ARGENZIANO
NOTARY PUBLIC, State of New York
No. 24-01AR4524443
Qualified in Nassau County
Commission Expires February 28, 2007

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

P. Schoenfeld Asset Management LLC
(A Limited Liability Company)

December 31, 2003
with Report of Independent Auditors

P. Schoenfeld Asset Management LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2003

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
P. Schoenfeld Asset Management LLC

We have audited the accompanying statement of financial condition of P. Schoenfeld Asset Management LLC, (a Limited Liability Company), (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of P. Schoenfeld Asset Management LLC at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 13, 2004

P. Schoenfeld Asset Management LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	1,990,431
Investments, at fair value		81,388
Fees receivable		1,413,493
Due from clearing broker		27,802
Due from affiliates		3,409,970
Due from investment companies		67,456
Prepaid expenses		125,881
Other assets		235,933
Total assets	$	7,352,354
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued expenses	$	513,310
Compensation payable		3,312,653
Referral fees payable		211,819
Total liabilities		4,037,782
Members' equity		3,314,572
Total liabilities and members' equity	$	7,352,354

The accompanying notes are an integral part of this statement of financial condition.

P. Schoenfeld Asset Management LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2003

1. Business and Organization

P. Schoenfeld Asset Management LLC, a New York limited liability company (the "Company"), was organized on May 23, 1996 and commenced operations on December 13, 1996. Its members consist of a managing member and members. The Company will terminate when its term expires on December 31, 2099. The Company is a registered investment advisor under the Investment Advisors Act of 1940 (the "Advisors Act"), and as such, provides investment advisory services, as defined in the Advisors Act, to various clients.

The Company is also a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company introduces securities transactions on behalf of its investment advisory clients on a fully disclosed basis.

Prior to December 31, 2003 the Company owned 100% of P. Schoenfeld Asset Management Limited ("PSAM Ltd."). On December 31, 2003, the Company entered into an agreement with P. Schoenfeld Asset Management International LLC ("PSAM Intl") to sell its ownership in PSAM Ltd. to PSAM Intl. The Company does not own PSAM Ltd. on December 31, 2003 and, accordingly, the statement of financial condition is not consolidated with PSAM Ltd. PSAM Ltd. will continue to provide general research and other services to the Company.

2. Significant Accounting Policies

Investment Advisory and Incentive Fees

In accordance with each client's specific agreement, the Company receives compensation for investment advisory services rendered to its clients based on a percentage of the average net asset value of their account ("Advisory Fee"). Primarily, clients are billed quarterly or monthly for services rendered in the preceding period.

In accordance with certain client's specific agreement, the Company also receives as compensation, a percentage of the net gain, as defined, attributable to those client's accounts (the "Incentive Fee"). The Incentive Fee is structured to comply with Rule 205-3 under the Advisors Act, as amended.

Commissions

Commissions receivable related to securities transactions are recorded on a trade date basis and are included in due from clearing broker in the statement of financial condition.

2. Significant Accounting Policies (continued)

Income Taxes

The statement of financial condition does not give consideration to U.S. Federal and state income taxes as they are the obligations of the individual members of the Company. Unincorporated Business Taxes are imposed on the Company by the local jurisdiction. United Kingdom income taxes are imposed by the local jurisdictions on the earnings of PSAM Ltd.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase and not held for resale to be cash equivalents. Cash and cash equivalents, consisting of money market funds, are held at two major financial institutions to which the Company is exposed to credit risk. As of December 31, 2003, cash equivalents amounted to $1,702,948.

Investments

Investments consist of stock and warrants. The stock is valued at the last sales price as of the last business day of the year. The warrants are valued at fair value, which is based on pricing models that consider the time value of money, volatility, and the current market and contractual price of the underlying financial instrument.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

3. Due from Clearing Broker

The Company introduces its customers to a clearing broker, a major financial institution, with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. The Company's clearing broker is exposed to risk of loss in the event the customer fails to satisfy its obligation. At December 31, 2003, the due from clearing broker represents commissions receivable.

3. Due from Clearing Broker (continued)

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's business activities involve the execution of securities transactions for its customers that are cleared and settled by its clearing broker. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2003, these accounts were fully collateralized by securities owned by the customers, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Unsettled trades at December 31, 2003 were settled without any losses.

4. Referral Fees

Pursuant to the terms and provisions of an agreement (the "Agreement") between the Company and a major financial institution dated September 24, 1996, the Company shares with the major financial institution, certain management and incentive fees derived from certain managed accounts specifically defined in the Agreement.

5. Related Party Transactions

The Company renders investment advisory services to various Limited Partnerships and various Limited Liability Companies herein referred to as the "Partnerships". Per a sub-advisory agreement with P. Schoenfeld Asset Management International LLC, a limited liability company, the Company renders investments advisory services to various offshore funds (the "Funds"). The Partnerships and the Funds herein are referred to as the "Pooled Entities".

The general partners of the Partnerships are limited liability companies whose managing member is also the managing member of the Company. As compensation for its services to the Pooled Entities, the Company receives an Advisory Fee. In addition, the Company receives an Incentive Fee from one of the Funds. At December 31, 2003 the Advisory and Incentive Fees of $140,569 and $304,583 respectively, from these affiliated entities, was included in Fees receivable in the statement of financial condition.

The Company was reimbursed for professional fees in regard to investment research that it incurred on the behalf of the Pooled Entities. At December 31, 2003, professional fees of $60,711 are included in due from investment companies in the statement of financial condition.

5. Related Party Transactions (continued)

The Company also acts as the primary broker for the Pooled Entities in connection with their securities activities.

At December 31, 2003, included in due from affiliates is $2,700,000 of consulting fees provided by the Company.

On a monthly basis, the Company rents various office equipment and furniture from an affiliated entity.

6. Commitments

The Company is committed to an operating lease for office space, which expires in October 2006. Future minimum payments required are as follows:

	Lease Amount
Year:	
2004	$ 403,200
2005	403,200
2006	336,000
Total future minimum payments	$ 1,142,400

The lease requires the Company to pay utilities, taxes and maintenance expenses. As of December 31, 2003, PSAM has a lease deposit requirement of approximately $91,000, which was provided for on behalf of the Company by a related entity.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, (the "Rule") which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2003, the Company had net capital of $802,392, which was $731,540 in excess of the required net capital of $70,852. The ratio of aggregate indebtedness to net capital was 1.32 to 1. Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the Rule.

8. Retirement Plan

The Company has a defined contribution 401(k) plan (the "Plan"). Only full time employees are eligible to participate in the Plan. In accordance with the Plan agreement, the Company may make a matching and/or discretionary contribution each year.

9. New Accounting Pronouncement

In January 2003, the Financial Accounting Standards Boards ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which provides new criteria for determining whether or not consolidation accounting is required. This Interpretation generally is effective for non-public entities created after January 31, 2003; otherwise, it is applicable for the first annual reporting period beginning after December 15, 2004. The Company has not completed the process of evaluating whether or not consolidation accounting is required.